SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                            Farnsworth Bancorp, Inc.
                       -----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       -----------------------------------
                         (Title of Class of Securities)


                                   31163N 10 7
                       -----------------------------------
                                 (CUSIP Number)



                                September 5, 2002
                       -----------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[X]     Rule-13d-1(c)

[ ]     Rule 13d-1(d)

--------------------------------------------------------------------------------
          1          NAME OF REPORTING PERSONS

                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     Gary N. Pelehaty

--------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]

                                                                         (b) [_]
                     N/A
--------------------------------------------------------------------------------
          3          SEC USE ONLY


--------------------------------------------------------------------------------
          4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
      NUMBER OF
                                           10,616 Shares
        SHARES        ----------------------------------------------------------

     BENEFICIALLY            6        SHARED VOTING POWER

       OWNED BY                            11,318 Shares
                      ----------------------------------------------------------
         EACH
                             7        SOLE DISPOSITIVE POWER
      REPORTING
                                           10,616 Shares
     PERSON WITH
                      ----------------------------------------------------------

                             8        SHARED DISPOSITIVE POWER

                                            8,073 Shares

--------------------------------------------------------------------------------
          9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           21,934 Shares
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES                                       [_]


--------------------------------------------------------------------------------
          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      6.0%

--------------------------------------------------------------------------------
          12            TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
---------------------------

                 Farnsworth Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

                789 Farnsworth Avenue
                Bordentown, New Jersey 08505-2101

Item 2(a).  Name of Person Filing:

                Gary N. Pelehaty

Item 2(b). Address of Principal Business Office or, if None, Residence:
----------------------------------------------------------------------

                789 Farnsworth Avenue
                Bordentown, New Jersey 08505-2101

Item 2(c).  Citizenship:
------------------------

                United States.

Item 2(d).  Title of Class of Securities:
-----------------------------------------

                Common Stock

Item 2(e).  CUSIP Number:
-------------------------

                31163N 10 7

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------------------

               The following information relates to Mr. Pelehaty's ownership as of September 5, 2002:

         (a)   Amount beneficially owned:

               21,934 shares*

         (b)   Percent of Class: 6.0%



         (c)   Number of shares as to which such person has:


               (i)      Sole power to vote or to direct the vote

                        10,616

               (ii)     Shared power to vote or to direct the vote

                        11,318

               (iii)    Sole power to dispose or to direct the disposition of

                        10,616

               (iv)     Shared power to dispose or to direct the disposition of

                        8,073

------------------
* Excludes 3,770 Restricted Stock Plan shares which are not vested. Excludes 7,133 options not exercisable within 60 days.

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
------------------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company or Control Person:
---------------------------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------
         Not Applicable.

Item 9.  Notice of Dissolution of Group:
---------------------------------------

         Not Applicable.

Item 10.  Certification:
------------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: September 13, 2002            /s/Gary N. Pelehaty
                                    --------------------------------------------
                                    Gary N. Pelehaty